EXHIBIT K(4)

OPERATIONAL EXPENSE LIMITATION AGREEMENT

BETWEEN

POOLIT HORIZON FUND I, INC.

AND

POOLIT FUND MANAGEMENT, LLC

This Agreement (the “Agreement”) is made as of [                      ], 2022, by and between POOLIT HORIZON FUND I, INC., a Maryland corporation (the “Fund”), and POOLIT FUND MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Fund is a closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Adviser is an investment adviser that is registered under the Investment Advisers Act of 1940 (the “Advisers Act”);

WHEREAS, the Adviser renders investment advisory services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement dated as of [   ], 2022 (the “Advisory Agreement”); and

WHEREAS, the Adviser renders administrative services to the Fund pursuant to the terms and provisions of an Administration Agreement dated as of [    ], 2022 (the “Administration Agreement”); and

WHEREAS, the Adviser wishes to enter into an agreement with the Fund in order to limit the ordinary operating expenses of the Fund during the calendar year commencing October 1, 2022 (the “Limitation Period”);

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	The Adviser hereby agrees to absorb the ordinary operating expenses of the Fund (excluding non-administrative fees including but not limited to (a) interest or other fees associated with borrowings, (b) federal, state, local and foreign taxes, (c) the management fee charged by the Adviser pursuant to the Advisory Agreement, (d) brokerage commissions or other costs incurred in connection with acquiring or disposing of investments, (e) platform fees, service fees, administrative fees or similar fees or expenses charged to the Fund by third-party broker-dealers, distribution platforms or custodians in connection with investor positions in the Fund, and (f) extraordinary expenses of the Fund) (“Operating Expenses”) that exceed 0.625% of the Fund’s net assets attributable to interests in the Fund (the “Expense Limitation”), as determined as of the end of each calendar quarter, at the end of the Limitation Period.

2.	This Agreement will shall be deemed to have commenced as of the first day of the Limitation Period, shall apply to all Operating Expenses incurred during the Limitation Period, and shall remain in effect until the end of the Subsequent Reimbursement Period (defined below). Notwithstanding the forgoing, this Agreement will terminate automatically upon the termination of the Advisory Agreement or Administration Agreement unless a new Investment Advisory Agreement or Administration Agreement with the Adviser (or an affiliate of Adviser), as applicable, to replace the terminated agreement becomes effective upon such termination. The Board of Directors of the Fund may terminate this Agreement.

3.	The Fund agrees to carry forward for a period not to exceed three (3) years from the end of the Limitation Period (the “Subsequent Reimbursement Period”) any Operating Expenses in excess of the Expense Limitation incurred during the Limitation Period that are paid or assumed by the Adviser (or an affiliate of the Adviser) pursuant to this Agreement (“Excess Operating Expenses”) and to reimburse the Adviser (or an affiliate of the Adviser) in the amount of such Excess Operating Expenses as set forth herein. Such reimbursement will be made as promptly as possible, but only to the extent it does not cause the Operating Expenses for any calendar quarter subsequent to the Limitation Period (a “Subsequent Quarter”) to exceed the applicable limitation on the Fund’s Operating Expenses set forth in any expense limitation agreement in form and substance similar to this Agreement (a “Subsequent Expense Limitation Agreement”) in effect with respect to such Subsequent Quarter (a “Subsequent Expense Limitation”), or the Expense Limitation in effect at the time such Operating Expenses were originally waived, if lower.

4.	If this Agreement terminates as a result of the Fund terminating or failing to renew for any additional term the Advisory Agreement or Administration Agreement, the Fund hereby agrees to reimburse any remaining Excess Operating Expenses not previously reimbursed, such reimbursement to be made to the Adviser not later than 30 days after the termination of this Agreement and without regard to the Expense Limitation or any Subsequent Expense Limitation, as applicable.

5.	This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.	If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.	Each of the parties hereto agrees that any organizational or offering-related expenses that may be borne by the Fund, or any affiliate thereof on behalf of the Fund, shall not be construed as Operating Expenses of the Fund, and any payment or reimbursement thereof by the Fund shall not be subject to the Expense Limitation set forth herein, or otherwise reduce the amount of Operating Expenses that may be included therein or the amount of Excess Operating Expenses that may be reimbursed in any Subsequent Reimbursement Period.

8.	This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts formed and to be performed entirely within the State of New York, without giving effect to the conflict of laws principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction, and the Investment Company Act of 1940, as amended (the “1940 Act”). In the event of a conflict between any provision of this Agreement and any applicable provision of the 1940 Act, the applicable provision of the 1940 Act shall control.

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* * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

FUND:

POOLIT HORIZON FUND I, INC.

By:
Name: Nicholas Gomez
Title: Director and Chief Investment Officer

ADVISER:

POOLIT FUND MANAGEMENT, LLC by its Managing Member, POOLIT, INC.

By:
Name: Dakotah Rice
Title: Chief Executive Officer

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